UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment #1)

Under the Securities Exchange Act of 1934 (Amendment No. __)

Roka Bioscience, Inc
(Name of Issuer)

Common Shares
(Title of Class of Securities)

775431109
(CUSIP Number)

Edward Painter, 544 King St Chappaqua NY 10514, 914 841 8818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edward Painter ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
Personal Funds
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON (See Instructions)
Individual

Item 1.	Security and Issuer
Item 2.	Identity and Background
(a)	Edward Painter
(b)	544 King St, Chappaqua NY 10514
(c)	Founder & CEO A2A Pharmaceuticals
(d)	None
(e)	None
(f)	USA
Item 3.	Source and Amount of Funds or Other Considerations

Personal funds

Item 4.	Purpose of Transaction

Edward Painter originally purchased shares with the intention of seeking a business combination with A2A Pharmaceuticals, a private biotechnology company. He may sell shares or buy additional shares or change his purpose of transacting in the future. This Amendment No. 1 to the Statement relates to the transactions by the Reporting Persons more fully described in Item 5 below. The Shares initially had been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 1, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (c) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer’s business or corporate structure, (f)any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (g) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (I) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a).	160,000 shares were sold at prices between $1.43 and $1.77 at a VWAP (value weighted average price of 1.62 on Friday October 20, 2017

180,000 shares were sold at prices between $1.23 and $1.59 at VWAP (value weighted average price of 1.33 on Monday October 23, 2017

(b)	0 sole power to vote and dispose of
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2017
Dated
/s/ Edward Painter
Signature
Edward Painter
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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